Exhibit 4.4

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and provisions of our amended and restated certificate of incorporation (the “Articles of Incorporation”), and amended and restated by-laws (the “By-laws”) are summaries and are qualified by reference to the Articles of Incorporation and the By-laws that are on file with the SEC.

Authorized Capital Stock

Our Articles of Incorporation authorize us to issue 150,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

The holders of our common stock are entitled to receive ratably the dividends out of assets or funds legally available for the payment of dividends at such times and in such amounts as our Board of Directors (the “Board”) from time to time may determine, subject to preferences that may be applicable to any then outstanding preferred stock. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. There is no cumulative voting of the election of directors then standing for election. Our common stock is not entitled to pre-emptive rights and is not subject to conversion or redemption. There are no redemption or sinking fund provisions applicable to our common stock. Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of our common stock after payment of liabilities, accrued dividends and liquidation preferences, if any. All outstanding shares are, when sold, validly issued, fully paid, and nonassessable.

Preferred Stock

The Board is authorized to issue 10,000,000 shares of preferred stock without further action by the holders of our common stock. The shares of preferred stock may be issued from time to time in one or more series, each of which will have such distinctive designation or title as shall be determined by our Board prior to the issuance of any shares thereof. Preferred stock will have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of preferred stock as may be adopted from time to time by the Board prior to the issuance of any shares thereof.

The issuance of preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until the Board determines the specific rights of the holders of the preferred stock; however, these effects may include:

•	Restricting dividends on the common stock;
•	Diluting the voting power of the common stock;
•	Impairing the liquidation rights of the common stock; or
•	Delaying or preventing a change in control of the Company without further action by the stockholders.

Registration Rights

On December 1, 2020, Petros entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with JCP III SM AIV, L.P. and its affiliates who hold Petros capital stock (the “Juggernaut Holders”). Under the Registration Rights Agreement, the Juggernaut Holders have the demand registration rights and piggyback registration rights described below, in either case, registering the resale of their shares of Petros Common Stock. These registration rights are subject to conditions and limitations.

Demand Registration Rights. Petros is obligated to file a shelf registration statement under Rule 415 of the Securities Act covering the resale of all the shares of Petros capital stock held by the Juggernaut Holders and to use commercially reasonable efforts to have such shelf registration statement declared effective. Following the nine month anniversary of the date of the Registration Rights Agreement, Juggernaut Holders of at least $10.0 million worth of Petros’ registrable securities shall have the right to sell all or part of their registrable shares of Petros capital stock by delivering a written request to Petros for an underwritten offering. In the event a shelf registration statement has been declared effective and is unavailable, Juggernaut Holders of at least $10.0 million worth of Petros’s registrable securities shall have the right to require Petros to effect a long-form registration statement. In no event will the Registration Rights Agreement require Petros file more than two long-form registration statements or require Petros to cause a long-form registration statement to be declared effective within a period of 90 days after the effective date of any other registration statement, other than a Form S-4 or Form S-8 or comparable form.

Piggyback Registration Rights. If Petros proposes to file a registration statement under the Securities Act for the purposes of registering Petros securities, other than a registration statement on Form S-4 or Form S-8 or any similar successor forms thereto, the Juggernaut Holders are entitled to receive notice of such registration and to request that Petros includes their registrable securities for resale in the registration statement.

Expenses of Registration. Petros will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration. The Registration Rights Agreement contains customary cross-indemnification provisions, pursuant to which Petros is obligated to indemnify the selling Juggernaut Holders, in the event of misstatements or omissions in the registration statement attributable to Petros except in the event of fraud, and the selling Juggernaut Holders are obligated to indemnify Petros for misstatements or omissions attributable to them.

Expiration of Registration Right. The registration rights will terminate five years from the date of the Registration Rights Agreement.

Anti-Takeover Effects of Delaware Law and Specified Articles of Incorporation and By-laws Provisions

Preferred Stock. The existence of authorized but unissued shares of preferred stock may enable the Board to render more difficult or to discourage an attempt to gain control of Petros by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the Board were to determine that a takeover proposal is not in the best interests of us or stockholders, the Board could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, the Articles of Incorporation grant the Board broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of Petros.

Stockholder Action; Special Meeting of Stockholders. Our Articles of Incorporation and By-laws provide that stockholders may take action only at a duly called annual or special meeting of stockholders and may not take action by written consent. Our Articles of Incorporation and By-laws further provide that special meetings of our stockholders may be called only by a majority of the Board or by our chief executive officer or, if the office of chief executive officer is vacant, our president. In no event may our stockholders call a special meeting of stockholders.

Business Combinations. Our Articles of Incorporation provide that the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations with interested stockholders, do not apply to us. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that such person became an interested stockholder, unless either the interested stockholder attained such status with the approval of our board of directors, the business combination is approved by our board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which such person became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our By-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must meet specified procedural requirements. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

Exclusive Forum Charter Provision. Our Articles of Incorporation and By-laws require that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for a stockholder (including a beneficial owner) to bring for the following:

i)	any derivative action or proceeding brought on behalf of the Company;
ii)	any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders;
iii)	any action asserting a claim against the Company arising pursuant to any provision of the Delaware General Corporation Law, the Articles of Incorporation or the By-laws; or
iv)	any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine;

except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Because the applicability of the exclusive forum provision is limited to the extent permitted by applicable law, we do not intend that the exclusive forum provision would apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and acknowledge that federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act. We note that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Directors’ Liability. Our Articles of Incorporation limit the personal liability of directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the maximum extent permitted by the Delaware General Corporation Law and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of the director’s duty of loyalty to us or our stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	for voting or assenting to unlawful payments of dividends, stock repurchases or other distributions; or
•	for any transaction from which the director derived an improper personal benefit.